KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

**Report of Independent Registered Public Accounting Firm**

The Governing Committee
Citi International Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Citi International Financial Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) *(2)(ii)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k *(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
March 12, 2018

Stamp No. E304091 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

Citi International Financial Services, LLC T 787 756 4998
P.O. Box 70263
San Juan, PR 00936-8263

**Citi International Financial Services LLC**

**Exemption Report**

**Citi International Financial Services LLC** (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) - The provisions of Section 15c3-3 shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended December 31, 2017 without exception.

Citi International Financial Services LLC

I, Homar Mauras, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By: Homar Mauras**

**Title: President, CEO, COO**

**3/12/2018**